SECU[barcode] ION

12010906

SEC Mail Processing Section

FEB 22 2012

Washington, DC 123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I STREET, NW, SUITE 800
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE WEIL (202)367-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

1 SOUTH STREET, SUITE 2400	BALTIMORE	MD	21202-7304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EUGENE WEIL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE ADVISORS, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LAURIE E. CLARK
Notary Public, District of Columbia
My Commission Expires Apr 30, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements and Report of Independent Registered Public Accounting Firm

Milestone Advisors LLC

December 31, 2011

CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304

T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the "Company") (a Delaware Company) as of December 31, 2011 and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the

auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 17, 2012

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
CURRENT ASSETS	
Cash	$2,931,882
Accounts receivable	3,233,223
Prepaid expenses	113,064
Total current assets	6,278,169
OTHER ASSETS	
Property and equipment, net	59,830
Deposits	12,440
Investments, at fair value	10,500
	$6,360,939

LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$2,649,554
Due to Parent	47,637
Deferred rent	3,940
Deferred revenue	450,049
Total current liabilities	3,151,180
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	3,209,759
	$6,360,939

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2011

Revenues:	
Advisory fees	$14,456,670
Reimbursed expenses	540,326
Realized gain on investments	81,676
Interest and other income	34,012
	15,112,684
Expenses:	
Compensation and benefits	8,013,642
Administrative expenses	4,424,450
Travel and entertainment	1,127,078
Occupancy	398,423
	13,963,593
NET INCOME	$ 1,149,091

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBER'S EQUITY

Year ended December 31, 2011

Member's equity, January 1, 2011	$ 3,666,069
Distributions	(1,604,087)
Other comprehensive loss	(1,314)
Net income	1,149,091
Member's equity, December 31, 2011	$ 3,209,759

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Increase (decrease) in cash	
Cash flows provided by operating activities	
Net income	$ 1,149,091
Adjustments to reconcile net income to net cash provided by operating activities	
Realized non cash gain on investments	(81,676)
Depreciation and amortization	25,959
Changes in assets and liabilities	
Accounts receivable	(1,552,483)
Due from Parent, net	570,521
Accounts payable and accrued liabilities	205,778
Prepaid expenses	(10,655)
Deferred rent	(2,915)
Deferred revenue	124,146
Net cash provided by operating activities	427,766
Cash flows provided by investing activities	
Purchase of equipment	(36,568)
Proceeds received from investments	118,198
Net cash provided by investing activities	81,630
Cash flows used in financing activities	
Distributions	(1,305,609)
NET DECREASE IN CASH	(796,213)
Cash at beginning of year	3,728,095
Cash at end of year	$ 2,931,882

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Tax	-

Schedule of non-cash financing activities:

Distributions to Parent and employee through investment transfer	$ 298,478

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Organization and Business

Milestone Advisors LLC, a Delaware limited liability company (the "Company"), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)(i) of the rule.

The Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Company also provides loan asset valuation services of financial institutions under a long-term contract with a federal agency. The Company operates from leased facilities located in Washington, DC and New York, NY provided by its sole member, Milestone Merchant Partners, LLC ("MMP" or "Parent"), and its own offices in Miami, Florida and Newport Beach, California. Services are provided in the United States of America.

As an LLC, no member shall be personally liable for any debt, liability or other obligation of the Company, and no member shall have any liability in excess of the amount of its capital contributions, its share of any assets and undistributed profits of the Company, and the amount of any wrongful distribution to the member. There is only one class of member.

Allocation of Expenses

The Company is party to an expense sharing agreement with MMP. In accordance with that agreement, certain operating expenses are allocated to the Company from MMP. The Company also has a revenue and expense sharing agreement with another affiliate of MMP, Sabal Financial Group L.P. ("Sabal"), formerly known as Milestone Asset Resolution Company LLC. In accordance with that agreement, Sabal is compensated by the Company for certain professional services it provides to the Company.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable and collectability is reasonably assured.

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Interest and other income includes interest earned on cash balances and dividends received from investments.

Collectability of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, an allowance is not required. In the event of a client default on its obligations to the Company, the Company recognizes that expense as a bad debt expense. In 2011, $10,000 was charged to bad debt expense.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments

Investments include equity instruments in domestic entities.

The Company holds investments in equity securities. The Company classifies investments in equity securities as trading, available for sale or held to maturity. As of December 31, 2011, all of the Company's marketable securities are classified as available for sale and recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date, if available, or if not readily marketable, using internal valuation models. Changes in the fair value of available for sale securities are included in other comprehensive income, a separate component of member's equity, unless such changes are deemed to be other than temporary, which are recognized in the statement of income.

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member, MMP. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of 3 to 7 years. The Company uses the straight-line method for computing depreciation.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

Advertising Costs

Costs incurred for advertising are expensed as incurred and amounted to $19,765 for the year ended December 31, 2011.

Fair Value of Financial Instruments

The fair value of financial instruments classified as assets and liabilities, including cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses, approximates carrying value due to the short-term maturity of the instruments.

NOTE B - INVESTMENTS AND FAIR VALUE

The Company owns stock in a company, which has been classified as an available for sale security. In 2011, these shares decreased in value by $1,314 and were recorded in other comprehensive income included in member's equity on the balance sheet. Additionally, during 2011 the Company distributed stock it held in two companies to its Parent and an employee of the Company.

Fair Value Measurement

The Company carries its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

NOTE B - INVESTMENTS AND FAIR VALUE - Continued

Fair Value Measurement - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - are observable inputs, which are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- **Level 2** - are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- **Level 3** - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value, as well as the general classification pursuant to the valuation hierarchy.

- *Equity securities*: Valued at the closing price reported on the active market on which the individual (or similar) securities are traded.
- *Other equity securities:* Valued at estimates based on industry standard pricing methodologies and internally developed models, utilizing significant inputs not based on nor corroborated by readily available market information. This category consists of equity securities that are not publicly traded.

NOTE B - INVESTMENTS AND FAIR VALUE - Continued

Fair Value Measurement - continued

For the year ended December 31, 2011, the Company's assets are measured using Level 1 and Level 3 inputs. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements on a Recurring Basis as of December 31, 2011				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets:					
Financial instruments owned:					
Equity securities	$10,500	$ -	$ -	$ -	$10,500
Other equity securities	-	-	-	-	-
Totals	$10,500	$ -	$ -	$ -	$10,500

The following table summarizes the changes in fair value of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011, including the additional requirement to classify securities by major category defined as the major security type classifications within ASC 320.

	Beginning Balance as of January 1, 2011	Total Realized Gains	Purchases, Issuances, and Sales, net	Ending Balance as of December 31, 2011
Other equity securities	$335,000	$81,676	$(416,676)	$ -

NOTE C - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. The Company also periodically makes advances to MMP in accordance with the expense sharing agreement. As of December 31, 2011, the Company owed MMP $47,637.

NOTE C - RELATED PARTY TRANSACTIONS - Continued

MMP has a revolving line-of-credit for which MMP has pledged its membership interests of the Company as collateral for the borrowing. The Chairman of MMP also serves as the Vice Chairman of the bank that provides the revolving line-of-credit. In 2011, the Company paid consulting fees to the Chairman of MMP in the amount of $72,000.

The Company engages personnel from Sabal to assist with the performance of certain of its loan asset valuation services. For the year ended December 31, 2011, the Company incurred expenses of $1,180,716 as payment to Sabal for these services.

The Company participates in the 401(k) retirement plan (the "Plan") offered by MMP. Participants in the Plan may contribute up to 90% of their compensation, as defined; the Company may make certain matching contributions under a formula set forth in the Plan's documents. The Company made employee matching contributions of $70,763 for the year ended December 31, 2011.

During 2011, MMP became a minority owner in a newly formed minority women-owned business, Forza Advisors LLC ("Forza"). The CEO, and majority owner of Forza, was formerly and continues to be an employee of Advisors. Under the terms of a Support Services Agreement, among Forza, the Company and Advisors, Forza completed certain valuation and loan sale services for the Company. Forza received fees of $605,000 during 2011 for performing these services.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers and equipment	$137,471
Furniture and fixtures	19,194
	156,665
Less accumulated depreciation	(96,835)
Net property and equipment	$ 59,830

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of FINRA, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2011, the Company had net capital of $1,091,579 which exceeded minimum net capital requirements by $990,622.

NOTE F - CONCENTRATIONS

For the year ended December 31, 2011, one customer accounted for 83% of accounts receivable and three customers accounted for 10% or more of advisory fee revenue. The highest customer concentration was 37% of revenue.

NOTE G - COMMITMENTS

The Company is obligated under an operating lease with an initial non-cancelable term that expires in 2014. Aggregate annual rentals for office space and equipment at December 31, 2011 are:

Year	Amount
2012	$77,810
2013	79,364
2014	40,074

Occupancy expense, including $287,362 allocated from MMP, amounted to $398,423 for the year ended December 31, 2011.

NOTE H - CONTINGENCIES

The Company, from time to time, is subject to routine litigation incidental to its business. While the final resolution of any matter may have an impact on the Company's financial results for a particular reporting period, management believes the ultimate disposition of any such litigation would not have a materially adverse effect upon the financial position of the Company.

NOTE I - COMPENSATION PLAN

Effective January 1, 2007, the Board of Directors of MMP approved a deferred compensation plan entitled Milestone Merchant Partners LLC 2007 Phantom Equity Participation Plan (the "Plan"). The Plan provides for awards to be made to certain employees of the Company in the form of an unvested grant of deferred compensation. The Board, in its discretion, determines the percentage interest in an investment pool granted to a participant pursuant to each award. All vested awards are to be paid in cash to the participant at either the end of the three year vesting period or at time of termination. As of December 31, 2011, all awards, which amounted to $266,500, had been fully paid.

NOTE J - SUBSEQUENT EVENTS

The Company evaluated its December 31, 2011 financial statements for subsequent events through February 17, 2012, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Net capital	
Member's equity	$3,209,759
Addition for discretionary bonuses	1,186,780
Adjustment for fidelity bond	(5,000)
Adjusted net worth	4,391,539
Deductions for non-allowable assets	
Accounts receivable, net of related deferred revenue balances of $119,097	3,104,126
Prepaid expenses	113,064
Property and equipment, net	59,830
Deposits	12,440
Investments	10,500
	3,299,960
Net capital	$1,091,579
Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $1,514,351 or minimum net capital requirement $5,000	100,957
Excess net capital	$ 990,622
Ratio of aggregate indebtedness to net capital	138.73%
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities, net of discretionary bonuses of $1,186,780	$1,462,774
Due to Parent	47,637
Deferred rent	3,940
	$1,514,351
Reconciliation with the Company's computation (included in Part IIA of Form X-17 A-5 as of December 31, 2011)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$1,091,579
Net capital per above	$1,091,579

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of the rule.

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304
T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)

Board of Directors
Milestone Advisors LLC

In planning and performing our audit of the financial statements of Milestone Advisors LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

Grant Thornton

responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management' authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in the internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose disclosed herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities (and certain regulated commodity customer and firm assets), that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 17, 2012

Grant Thornton

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Milestone Advisor LLC

December 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304
T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures to an Entity's Security Investor Protection Corporation Assessment Reconciliation

Directors of Milestone Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2011, which were agreed to by Milestone Advisors LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the Statement of Income by Quarter and the annual audited financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the Statement of Income by Quarter, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 17, 2012

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